William E. Cooper

Attorney at Law

9630 Clayton Road
Saint Louis, Missouri 63124
314-581-4091 bcooper@alliedcos.com

November 13, 2013

Ronald E. Alper, Esq.
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:          Goldfields International Inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed April 25, 2013
File No. 000-49996

Dear Mr. Alper:

As counsel for Goldfields International Inc. (“Goldfields” or the “Company”), please be advised that all future reports will include the title of principal financial officer and chief accounting officer under the signature of the person signing in that capacity.

Thank you for your continued assistance in this regard.  Please do not hesitate to contact me with any questions or comments.

Yours truly,

 /s/    William E. Cooper

William E. Cooper